INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

June 11, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II –File Nos. 333-191476 and 811-22894 (the “Registrant”) on behalf of the Kaizen Hedged Premium Spreads Fund (formerly Kaizen Credit Spread Fund).

Ladies and Gentlemen:

This letter summarizes certain comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on May 20, 2015, on the Registrants registration statement filed on Form N-1A with respect to the Kaizen Hedged Premium Spreads Fund (formerly filed as Kaizen Credit Spread Fund) (the “Fund”), a series of the Registrant. Responses to these comments are included below.

GENERAL

1.	Although the Fund engages an option strategy, its name “Credit Spread” could be construed as a fund investing in debt securities. Section 35d requires that a fund’s name not be misleading. Therefore, the Fund will need to change its name.

Response: The Registrant changed the Fund’s name to Kaizen Hedged Premium Spreads Fund.

PROSPECTUS

Principal Investment Strategies Sections
2.	The description of the principal investment strategy should be rewritten to be easier to understand using plain English. Given the complexity of the Fund’s strategy consider including a chart or picture to show how spreads are created. The revised strategy should be filed as correspondence in advance of effective date for further review.

Response: The Registrant has revised the Principal Investment Strategies as follows:

Principal Investment Strategies
Under normal circumstances, the Fund pursues its investment objective primarily by purchasing and writing (selling) put and call options on major equity indexes (e.g., the S&P 500® Index and the NASDAQ 100 Index (NDX)), which are referred to as “credit spreads” or “vertical credit spreads.” A credit spread is the simultaneous purchase and sale of options of the same type (puts or calls) with respect to the same index and with the same expiration dates, but with different exercise (“strike”) prices. When writing options (puts or calls) the Fund receives premiums from the purchasers. The Fund’s returns are driven by the premiums the Fund collects for writing these options. In addition, the Fund seeks to protect its returns from losses due to sudden market declines by hedging.

The Fund enters into credit put spreads or credit call spreads based on the sub-advisor’s outlook with respect to the broad stock market. The Fund uses market data to determine its “bear” or “bull” position bias and the Fund only takes a bullish or bearish position on the market at any given time.

•	To take a bullish position (i.e., the sub-advisor believes that the overall value of the stock market will stay the same or increase) the Fund enters into a vertical credit put spread by writing a put on an index and buying another put on the same index which has a lower strike price and is therefore less expensive than the put the Fund has written. If the Fund does not close a vertical credit put spread prior to expiration, the Fund will profit if the current price of the underlying index is above the strike price of the written put when the spread expires. If the underlying index value falls below the strike price of the written put at expiration, the Fund may incur a loss.

•	If the Fund takes a bearish position (i.e., the sub-advisor believes that the overall value of the stock market will stay the same or decrease), it enters into a vertical credit call spread by writing a call on an index and buying another call on the same index which has a higher strike price and is therefore less expensive than the call the Fund has written. If the Fund does not close a credit call spread prior to expiration, the Fund will profit if the current price of the underlying index is below the strike price of the written call when the spread expires. If the underlying index value rises above the strike price of the written call at expiration, the Fund may incur a loss.

The Fund typically writes index put options and call options with weekly and monthly expirations. The Fund will generally have up to 15 credit spreads at any given time with up to 25% exposure to a single equity index credit spread. The equity indexes with respect to which the Fund will purchase and write options are generally diversified.

The Fund intends to use a hedging strategy to seek to protect it from sudden and extreme market declines. A declining market generally negatively affects the Fund’s credit put spreads. To hedge against this, the Fund intends to purchase and sell call and put options or futures on the CBOE Volatility Index® (the “VIX®”), which is considered a benchmark for stock market volatility. The value of a VIX® hedge typically increases during sudden and extreme market declines.

All option positions held by the Fund are exchange-traded and collateralized with cash, cash equivalents (for example, Treasury Bills and money market fund shares), other listed options or debt rated investment grade by at least one nationally recognized statistical rating organization (“NRSRO”). The Fund segregates cash or other liquid assets (for example, Treasury Bills and money market fund shares) in an amount equal to the Fund’s obligations under each put option sold by the Fund so that each option sold is secured, or “covered.” The Fund will limit the use of leverage by ensuring that the aggregate value of the underlying indexes (as measured by the strike price of the options) of the put options sold will not exceed the Fund’s total net assets.

The Fund’s sub-advisor, ZEGA Financial, LLC (“ZEGA” or the “Sub-Advisor”), seeks to provide returns by employing its high probability credit spread strategy in which ZEGA manages a portfolio of options by identifying strikes that are considered moderately “out-of-the-money” and which it believes have a high probability of successfully expiring worthless. An “out-of-the-money” option is a call option with a strike price that is higher than the market price of the underlying asset or a put option with a strike price that is lower than the market price of the underlying asset. If an option is still out of the money at expiration, the option expires with no value.

ZEGA determines the Fund’s exposure to each credit spread by first evaluating and seeking to understand the risk metrics associated with the position, including analyzing the impact of volatility on the underlying equity indexes. ZEGA simulates potential return calculations and the Fund will not establish a credit spread position unless ZEGA concludes that the potential rate of return exceeds the probability of a potential loss. ZEGA uses market data to determine whether to make a credit put spread (bullish position) or a credit call spread (bearish position). ZEGA employs proprietary analysis techniques to continually monitor the Fund’s credit spreads for potential exit triggers, which are signs such as the increased probability of an option being exercised, to ascertain if a buy back of a written option is needed. In addition, if markets move favorably early enough in the lifecycle of the trade ZEGA may exit the position to secure a gain and redeploy the capital at the next market opportunity.

Exchange-traded options on broad-based equity indexes that trade on a national securities exchange registered with the SEC or a domestic board of trade designated as a contract market by the Commodity Futures Trading Commission generally qualify for treatment as "section 1256 contracts," as defined in the Internal Revenue Code of 1986 (the "Code"). Under the Code, capital gains and losses on "section 1256 contracts" are generally recognized annually based on a marking-to-market of open positions at tax year end, with gains or losses treated as 60% long-term and 40% short-term, regardless of holding period. The Fund intends to utilize primarily options that are "section 1256 contracts."

When the Sub-Advisor believes that current market, economic, political or other conditions are unsuitable and would impair the pursuit of the Fund’s investment objective, the Fund may invest up to 100% of its assets in cash and cash equivalents (including obligations of the U.S. Government, money market fund shares, commercial paper, certificates of deposit and/or bankers acceptances), as well as other interest bearing or discount obligations or debt instruments that carry an investment grade rating by an NRSRO. When the Fund takes a defensive position, the Fund may not achieve its investment objective.

The Fund is "non-diversified" for purposes of the 1940 Act, which means that the Fund may invest in fewer issuers at any one time than a diversified fund.

Purchase and Sale of Fund Shares
3.	Provide the completed Minimum Investment Table in the SEC Correspondence Letter along with the revised strategy in advance of the effective date.

Response: The first sentence which states “Shares of the Fund are available for investment only by clients of financial intermediaries approved by the Advisor, institutional investors and a limited number of other investors as approved by the Advisor.” will be removed from the disclosure. In addition, the completed minimum investments table is included below:

Purchase and Sale of Fund Shares

The Class A and Class C Shares will not be immediately available at the Fund’s inception.

To purchase shares of the Fund you must invest at least the minimum amount.

Minimum Investments	To Open Your Account	To Add to Your Account
Class A & C Shares
Direct Regular Accounts	$2,500	$500
Direct Retirement Accounts	$2,500	$500
Automatic Investment Plan	$2,500	$100
Gift Account For Minors	$2,500	$500
Class I Shares
All Accounts	$10,000	$1,000
Fund shares are redeemable on any business day the New York Stock Exchange (the “NYSE”) is open for business, by written request or by telephone.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joy Ausili (626-914-1360) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ JOY AUSILI
Joy Ausili
Investment Managers Series Trust II

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